January 12, 2023	(d)(8)(iv)
Voya Equity Trust
7337 E. Doubletree Ranch Road
Suite 100
Scottsdale, AZ 85258-2034
Re: Expense Limitations

Ladies and Gentlemen:

By execution of this letter agreement to the Expense Limitation Agreement ("ELA") between Voya Investments, LLC ("VIL") and Voya Equity Trust ("VET"), on behalf of Voya Large Cap Value Fund (the "Fund"), intending to be legally bound hereby, VIL, the investment manager to the Fund, agrees that, from January 12, 2023 through October 1, 2023, VIL shall waive all or a portion of its investment management fee and/or reimburse expenses in amounts necessary so that after such waivers and/or reimbursements, the maximum total operating expense ratios of the Fund shall be as follows:

Name of Fund	Maximum Operating Expense Limit
	(as a percentage of average net assets)
		Share Classes
A	C	I	R	R6	W
Voya Large Cap Value Fund 1.10%	1.85%	0.76%	1.35%	0.74%	0.85%

We are willing to be bound by this letter agreement to lower our fees for the period from January 12, 2023 through October 1, 2023. The method of computation to determine the amount of the fee waiver and the definitions as set forth in the ELA shall apply, subject to possible recoupment by VIL within 36 months. This letter agreement shall terminate upon termination of the ELA.

REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK

January 12, 2023

Notwithstanding the foregoing, termination or modification of this letter agreement requires approval by the Board of Trustees of VET.

Very sincerely,
By:	/s/ Todd Modic
Name:	Todd Modic
Title:	Senior Vice President
Voya Investments, LLC

ACCEPTED AND AGREED TO:

Voya Equity Trust

By: /s/ Kimberly A. Anderson

Name: Kimberly A. Anderson

Title: Senior Vice President, Duly Authorized